SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Banner Resources Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)

Robert Krause
206 – 595 Howe Street
Vancouver, British Columbia V6C 2T5 CANADA
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  .   Check the following box if a fee is being paid with statement .   (A fee is not required only if the following reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Krause
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,500,000 Shares of Common Stock*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500,000 Shares of Common Stock*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1478%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

Common Shares

Banner Resources Inc.
902 Kings Avenue
Vancouver, British Columbia V7T 2B7 Canada

Item 2.	Identity and Background.

(a)	Robert Krause

(b)	206 – 595 Howe Street, Vancouver, B.C. V6C 2T5

(c)	President of Banner Resources Inc.

(d)	There has been no criminal conviction against Robert Krause for the past five years.

(e)	Robert Krause has not been party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to state or federal securities laws or finding any violation with respect to such laws.

(f)	Robert Krause is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Compensation.

Personal funds; $15,000 total ($0.015 per share).

Item 4.	Purpose of Transaction.

Mr.  Krause previously held 500,000 shares of the Issuer. A total of 1,000,00 common shares (the “Shares”) held by James Disher, the former president of Banner Resources Inc. (the “Company”), were transferred to Robert Krause from James Disher pursuant to a Share Transfer Agreement between Mr. Disher and Mr. Krause. Robert Krause is currently the sole officer and sole director of Banner Resources Inc.

Item 5.	Interest in Securities of the Issuer.

(a)	1,500,000 Common Shares; 20.1478% (based on 7,445,000 outstanding shares as of 9/19/06)

(b)	Sole Voting Power/ Sole Dispositive Power: 1,500,000 Common Shares Shared Voting Power/Shared Dispositive Power: 0

(c)	See Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Share Transfer Agreement between James Disher and Robert Krause.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed: September 21, 2006	/s/ Robert Krause ___________________________________ Robert Krause